SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1*)


Neurotech Corp.
------------------------------------------
(Name of Issuer)

Common Stock
------------------------------------------
(Title of Class of Securities)

640902102
------------------------------------------
(CUSIP Number)

Check the following box if a fee is being paid with this statement. [ ]

1. Name of Reporting Person(s)   CoreStates
                                 Financial Corp

   SSN or IRS Identification
   No (s) of Above Person(s)       23-1899716

2. Check the Appropriate Box
   If a Member of a Group
   (See Instructions)              [ X ]

3. SEC Use Only

4. Citizenship or Place of
   Organization                    Pennsylvania

Number of Shares Beneficially
Owned by Each Reporting Person with

    5. Sole Voting Power              634,000

    6. Shared Voting Power               -0-

    7. Sole Dispositive Power            -0-

    8. Shared Dispositive Power          -0-

9.  Aggregate Amount Beneficially
    Owned by Each Reporting Person     634,000


10. Check if the Aggregate Amount
    in Row 9 Excludes Certain Shares
    (See Instructions)

11. Percent of Class Represented by
    Amount in Row 9                    6.4999%

12. Type of Reporting Person(s)
    (See Instructions)                HC-BK

Item 1.

 (a) Name of Issuer         Neurotech Corp.
 (b) Address of Issuer's Principal Executive Offices

                            139 Florida Street
                            Farmingdale, NY 11735

Item 2.

 (a) Name of Person Filing: CoreStates Financial Corp.

 (b) Address of Principal Business Office or, if none,
     Residence
                            Broad & Chestnut Streets
                            Philadelphia

 (c) Citizenship            Pennsylvania

 (d) Title of Class of Securities

 (e) CUSIP Number           775371107


Item 3.  If this Statement is filed pursuant to Rules
         13d-1(b) or 13d-2(b), check whether the
         person filing is a:

 (a) [ ] Broker or dealer registered under Section 15 of the Act.

 (b) [ ] Bank as defined in Section 3(a)(6) of the
         Act.
 (c) [ ] Insurance Company as defined in Section
         3(a)(19) of the Act.

 (d) [ ] Investment Company registered under Section 8 of the Investment Company Act.

 (e) [ ] Investment Adviser registered under Section
         203 of the Investment Advisers Act of 1940.

 (f) [ ] Employee Benefit Plan, Pension Fund, which is subject to the provisions of the Employee
         Retirement Income Securities Act of 1974, or
         Endowment Fund.

 (g) [X] Parent Holding Company, in accordance with
         Section 240.13-1(b) (1) (ii) (H).

 (h) [ ] Group, in accordance with Section
         240.13d-1(b) (1) (ii) (H).

Item 4.  Ownership

      As of December 31, 1996, the reporting person filing this statement through its wholly owned subsidiary, CoreStates Bank, N.A., beneficially owned the following amounts and percentages of securities of the above named issuer:

      (a) Amount Beneficially Owned        634,000

      (b) Percent of Class                  6.4999%

      (c) Number of Shares as to which
          such person has the:

         (i)  sole power to vote or to
              direct the vote              634,000


        (ii)  shared power to vote or
              to direct the vote              -0-

        (iii) sole power to dispose or
              to direct the disposition of    -0-

        (iv)  shared power to dispose or
              to direct the disposition of    -0-

Item 5.  Ownership of Five Percent or Less
         of a Class  N/A

Item 6.  Ownership of More then Five Percent
         on Behalf of Another Person

         CoreStates Bank, N.A., New Jersey National
         Bank and Meridian Bank hold the options
         reported above under various trust and
         custodial arrangements.

Item 7.  Identification and Classification of the
         Subsidiary which Acquired the Security
         Being Reported on By the Parent Holding
         Company

          CoreStates Bank, N.A., a bank as
          defined in Section 3(a) (6) of the Act.

Item 8.   Identification and Classification
          of Members of the Group             N/A


Item 9.   Notice of Dissolution of Group       N/A

Item 10.  Certification

     By Signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have effect of changing or influencing the control of the issuer of participant in any transaction have such purposes or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

     Date: February 6, 1997


     Dennis Haynes, Compliance Manager - VP